FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of January 11, 2007

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Group plc (LSE: SIG and NYSE: SIG)       Embargoed until 12.30 p.m. (GMT)

                    CHRISTMAS LIKE FOR LIKE SALES UP 5.9%
            PROFIT TO BE WITHIN THE RANGE OF MARKET EXPECTATIONS

Like for like sales 9 weeks to 30 December 2006

     Group           up 5.9%
     US              up 7.5%
     UK              up 1.7%

Like for like sales 48 weeks to 30 December 2006

      Group           up 5.5%
      US              up 7.1%
      UK              up 1.2%

COMMENT

Terry Burman, Group Chief Executive, commented: "Group like for like sales were up 5.9% over the nine week period with a strong performance by the US business
(c.74% of Group sales) and, in a challenging marketplace, a satisfactory outcome by the UK division. Profit before tax for 2006/07 is currently expected to be within the range of market estimates and to fall between £205 million and £212 million on a 53 week basis."

"In the US, the business again significantly outperformed its main competition and increased market share. Like for like sales rose by 7.5% and total dollar sales increased by 13.9% further extending the consistent growth record of the division. Jared, the off-mall destination superstores, performed strongly, as did Kay, which built further on its sector-leading position. The divisional operating profit is anticipated to be ahead for the year as a whole."

"In the UK, like for like sales increased by 1.7% and full year divisional operating profit is expected to be ahead of last year. The business continues to achieve a healthy operating margin, a good return on capital and strong cash flow."

Enquiries: Terry Burman, Group Chief Executive +44 (0) 20 7317 9700
           Walker Boyd, Group Finance Director +44 (0) 20 7317 9700

           Tom Buchanan, Brunswick             +44 (0) 20 7404 5959
           Pamela Small, Brunswick             +44 (0) 20 7404 5959

Signet operated 1,896 speciality retail jewellery stores at 30 December 2006;
these included 1,314 stores in the US, where the Group trades as "Kay Jewelers",
"Jared The Galleria Of Jewelry" and under a number of regional names. At the same date Signet also operated 582 stores in the UK, where the Group trades as
"H.Samuel", "Ernest Jones" and "Leslie Davis". Further information on Signet is available at www.signetgroupplc.com. See also www.kay.com, www.jared.com,
www.hsamuel.co.uk and www.ernestjones.co.uk.

GROUP
In the nine week period to 30 December 2006 like for like sales were up by 5.9%.
Total sales rose by 10.2% at constant exchange rates and by 1.4% on a reported basis (see note 1).

In the 48 weeks to 30 December 2006 like for like sales advanced by 5.5%. Total sales increased by 9.9% at constant exchange rates and by 6.9% on a reported basis (see note 1).

Profit before tax for 2006/07 is currently expected to be within the range of market expectations and to fall between £205 million and £212 million on a 53 week basis. For the year as a whole the weakness of the US dollar is anticipated to have adversely impacted profit before tax by some £7 million reflecting the movement in average US dollar exchange rate from £1/$1.80 in 2005/06 to c.£1/
$1.88 in 2006/07. The Group intends, subject to Court approval, to move to US dollar reporting from the start of its next financial year.

The Group's cash flow for the full year is expected to show a small outflow in the range of £10 million to £20 million before the share buy back programme. The balance sheet remains strong.

UNITED STATES (circa 74% of Group annual sales)
In the nine week period to 30 December 2006, US like for like sales rose by 7.5%
and total dollar sales increased by 13.9% (see note 1) building on the consistent growth record of the business. Total sales on a reported basis were up by only 1.7% as a result of the significant weakening in the US dollar exchange rate in the period compared to last year.

The business continued to implement its proven growth strategy, to execute a programme of continuous improvement and to focus on its competitive advantages.
Television advertising for Kay and Jared were again important in helping to drive sales growth. "Circle" and "Journey" products performed particularly well.
As a result of product mix changes and a more competitive pricing environment, gross margin declined slightly more than expected.

In the 48 weeks to 30 December 2006, like for like sales increased by 7.1%, with total sales up by 13.1% at constant exchange rates (see note 1) and by 8.9% on a reported basis. Net new store space has increased by 11% in 2006/07. The bad debt percentage for the year is anticipated to be a little below last year. The divisional operating profit for 2006/07 is expected to be ahead of last year.

UNITED KINGDOM (circa 26% of Group annual sales)
In the nine week period to 30 December 2006, challenging trading conditions continued to prevail and the UK division's like for like sales rose by 1.7%, with total sales up by 0.8%. In line with the division's strategy the average selling price and diamond participation again increased. H.Samuel's performance was encouraging and benefited from a range of initiatives undertaken during
2006. Ernest Jones' performance over Christmas was below that of the year to date, primarily due to a slowing in the growth of the watch category.

In the 48 weeks to 30 December 2006, like for like sales rose by 1.2% and total sales by 1.4%. Pricing discipline was maintained and the gross margin is anticipated to be similar to 2005/06. Divisional operating profit is expected to be ahead of last year, and the business continues to achieve a healthy operating margin, a good return on capital and strong cash flow.

The breakdown of UK like for like sales performance is shown below:

     Period                        Ernest Jones       H.Samuel           UK
                                    (c. 11% of      (c. 15% of      (c. 26% of
                                        Group)          Group)          Group)
9 weeks to 30 December 2006              0.4%            2.7%            1.7%
48 weeks to 30 December 2006             1.8%            0.8%            1.2%

SHARE BUY BACK PROGRAMME
The Company intends to complete its previously announced share buy back programme of approximately £50 million, but it is now unlikely that this target will be achieved by the end of its fiscal year on 3 February 2007. To date, just over £31 million worth of shares have been repurchased.

INVESTOR RELATIONS PROGRAMME DETAILS

There will be a conference call for all interested parties today at 2.00 p.m.
GMT (9.00 a.m. EST and 6.00 a.m. Pacific Time) and a simultaneous audio webcast at www.signetgroupplc.com. To help ensure the conference call begins in a timely manner, could all participants please dial in 5 to 10 minutes prior to the scheduled start time. The call details are:

     European dial-in:          +44 (0) 20 7806 1961
     European 48hr. replay:     +44 (0) 20 7806 1970      Pass code: 9661433#

     US dial-in:                +1 718 354 1391
     US 48hr. replay:           +1 718 354 1112           Pass code: 9661433#

Fourth Quarter Sales
Fourth quarter sales figures are expected to be announced on 8 February 2007.

Investor Day and Store Tour, Akron, Ohio, Thursday 10 May 2007
It is intended to hold an Investor Day and Store Tour for professional investors in Akron, Ohio on Thursday 10 May 2007.

Note 1 - Impact of constant exchange rates

The Group has historically used constant exchange rates to compare period-to-period changes in certain financial data. This is referred to as 'at constant exchange rates' throughout this release. The Group considers this to be a useful measure for analysing and explaining changes and trends in the Group's results. The impact of the re-calculation of sales growth at constant exchange rates is shown below.

9 weeks to 30 December 2006               Growth at     Impact of       Growth at
                                             actual exchange rate        constant
                                           exchange      movement  exchange rates
                                              rates                    (non-GAAP)
--------------------                       --------      --------        --------
                                                  %             %               %
--------------------                       --------      --------        --------
Sales by origin and destination
UK, Channel Islands & Republic of Ireland       0.8             -             0.8
US                                              1.7          12.2            13.9
--------------------                       --------      --------        --------
                                                1.4           8.8            10.2
--------------------                       --------      --------        --------

48 weeks to 30 December 2006              Growth at     Impact of       Growth at
                                             actual exchange rate        constant
                                           exchange      movement  exchange rates
                                              rates                    (non-GAAP)
--------------------                       --------      --------        --------
                                                  %             %               %
--------------------                       --------      --------        --------
Sales by origin and destination
UK, Channel Islands & Republic of Ireland       1.4             -             1.4
US                                              8.9           4.2            13.1
--------------------                       --------      --------        --------
                                                6.9           3.0             9.9
--------------------                       --------      --------        --------

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These
statements, based upon management's beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words
"expects," "intends," "anticipates," "estimates," "may," "forecast,"
"objective," "plan" or "target," and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group's business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the "Risk and Other Factors" section of the Company's 2005/06 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 4, 2006 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   January 11, 2007